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                                               File No. 70-8921



                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                       Washington, DC 20549

                        AMENDMENT NO. 2

                               TO

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                   NEW ENGLAND ELECTRIC SYSTEM

                              and

                       NEES ENERGY, INC.

            (Name of companies filing this statement)


       25 Research Drive, Westborough, Massachusetts 01582

             (Address of principal executive offices)




                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)



Michael E. Jesanis                     Kirk L. Ramsauer
Treasurer                              Associate General Counsel
25 Research Drive                      25 Research Drive
Westborough, MA 01582                  Westborough, MA 01582

            (Names and address of agents for service)
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1.   The tenth paragraph of Item 1 is hereby amended to read in its entirety as follows:


     "AllEnergy LLC may have opportunities to acquire businesses to complement its business such as, without limitation, engineering services providers and propane gas businesses, and rather than acquire assets may prefer to acquire the securities thereof, but will not acquire any securities, or any other interest in a business, of third parties without the further authorization of the Commission. The applicants request that the Commission reserve jurisdiction over AllEnergy LLC's acquisition of such securities or such interests in other businesses."
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                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 2 to their Application/Declaration on Form U-1 to be signed on their behalf, as indicated by the undersigned officers thereunto duly authorized.

                         NEW ENGLAND ELECTRIC SYSTEM


                         s/Michael E. Jesanis
                         _______________________________________
                         Michael E. Jesanis, Treasurer



                         NEES ENERGY, INC.


                         s/John G. Cochrane
                         _______________________________________
                         John G. Cochrane, Treasurer



Dated: November 20, 1996



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefore.